SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement of Withdrawal of Shelf Registration for Disposal of Treasury Stock through Third Party Allotment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 14, 2015	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

Announcement of Withdrawal of Shelf Registration for Disposal of Treasury Stock through Third Party Allotment

TOKYO, Japan – January 14, 2015 – ORIX Corporation (the “Company”), a leading integrated financial services group, today announced that it has submitted the withdrawal statement of the shelf registration with regards to the placement of common shares previously announced in accordance with the “Announcement of Shelf Registration for Disposal of Treasury Stock through (planned) Third-Party Allotment” released on May 9, 2014. The details follow below:

1.	Summary of the Shelf Registration withdrew

(1)	Shelf registration filing submission date

May 9, 2014

(2)	Government authority receiving the filing

Kanto Local Finance Bureau

(3)	Type of shares

Common shares

(4)	Planned disposal period

One year starting from shelf registration effective date (May 17, 2014), and ends in May 16, 2015

(5)	Planned disposal amount

Up to 1,500 million yen

2.	Records of shares disposal through Shelf Registration

Total placement amount 807,767,100 yen

3.	Reasons of Shelf Registration Withdrawal

To compensate certain directors and executive officers that were retired on June 24, 2014, the Company filed for shelf registration for treasury stock disposal in accordance with a share component of compensation for the directors and executive officers of the Company. Following the completion of such planned treasury stock disposal, the Company has discontinued the shelf registration accordingly.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2013 – March 31, 2014.”